Elbit Vision Systems Ltd.

August 8, 2013

Via EDGAR

Mr. Brian Cascio
Accounting Branch, Chief
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Form 20-F for the fiscal year ended December 31, 2012 of Elbit Vision Systems Ltd. (File No. 000-28580)

Dear Mr. Cascio:

This letter sets out the response of Elbit Vision Systems Ltd. (the "Company"), to the comment of the staff of the United States Securities and Exchange Commission (the "Commission") contained in the letter dated July 31, 2013 (the "Comment Letter") with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the "Form 20-F"), filed with the Commission on April 29, 2013 via EDGAR.

For the convenience of the staff, we have numbered our response to correspond to the numbered comment in the Comment Letter. Additionally, the text of the comment in the Comment Letter has been duplicated in bold type to precede the Company's response.

Form 20-F for the Fiscal Year Ended December 31, 2012

Report of Independent  Registered Public Accounting Firm, page F-2

1.
We note that the Report of Independent Registered Public Accounting Firm is not dated. Please file an amendment to your Form 20-F to include a Report of Independent Registered Public Accounting Firm that is appropriately dated. Refer to Rule 2-02(a) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and has filed an amendment to its Form 20-F to include a Report of Independent Registered Public Accounting Firm that is appropriately dated.

In connection with this response letter, the undersigned hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               We trust that the foregoing adequately responds to the comment of the staff. Please telephone the undersigned at +972-4-610-7609 if you have any questions or need additional information.

Sincerely, /s/ Yaron Menashe Yaron Menashe Chief Financial Officer

cc:	Adrian M. Daniels (Yigal Arnon & Co)